WOLLMUTH MAHER & DEUTSCH LLP

500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

December 1, 2005

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

	Announcement	Issue Date
1.	Notification of Transactions of Persons Discharging Managerial Responsibilities or Their Connected Persons	December 1, 2005

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: George Rudy
George Rudy
Authorized Representative

Enclosures

Issued: 1 December 2005

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with Disclosure rule 3.1.4R(1)(b) of the Disclosure Rules.

The Company was notified on 1 December 2005 by the trustee of the Marks and Spencer Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that for the month of November the trustee transferred 5,018 ordinary shares of 25 pence each in Marks and Spencer Group plc for nil consideration from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP2 (unallocated shares). The transfer was made following the forfeiture of shares, under the Rules of the Marks and Spencer Share Incentive Plan, from participants who have left the Marks & Spencer group.

Each of the following Directors, being Persons Discharging Managerial Responsibilities and potential participants in the Marks and Spencer Share Incentive Plan, are deemed, along with certain other group employees, to have an interest in the aggregate balance of 350,521 shares now held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares):

- Stuart Rose
- Ian Dyson
- Steven Sharp

For further information please contact:

Helen Barker – 020 8718 2627